Exhibit 99.1

Triterras, Inc. Receives Notification from Nasdaq Related to Delayed Annual Report

Singapore, July 6, 2021 – Triterras Inc. (Nasdaq: TRIT, TRITW) (“Triterras” or the “Company”), today announced that, on July 1, 2021, it received a notice (the “Notice”) from the Listing Qualifications Department of the Nasdaq Stock Market LLC (“Nasdaq”) stating that the Company is not in compliance with Nasdaq Listing Rule 5250(c)(1) because it had not timely filed its Annual Report on Form 20-F for the fiscal year ended February 28, 2021 (the “2021 Annual Report”) with the U.S. Securities and Exchange Commission (the “SEC”). Nasdaq Listing Rule 5250(c)(1) requires listed companies to timely file all required public financial reports with the SEC.

The Notice provides that the Company has until August 2, 2021 to submit to Nasdaq a plan to regain compliance with the Nasdaq Listing Rules. If Nasdaq accepts the Company’s plan, then Nasdaq may grant the Company an exception of up to 180 calendar days from the due date of the 2021 Annual Report, or until December 27, 2021, to regain compliance. If Nasdaq does not accept the Company’s plan, then the Company would have the opportunity to appeal that decision to a Nasdaq hearings panel. The Notice has no immediate impact on the listing of the Company’s securities on Nasdaq.

As previously reported by the Company in its Notification of Late Filing on Form 12b-25, filed with the SEC on June 28, 2021, the Company was not able to file its 2021 Annual Report by the prescribed due date due to the nature of and time constraints inherent in the process for the Company to search for and engage a new independent registered public accounting firm and to enable Nexia TS Public Accounting Corporation (“Nexia TS”), the Company’s new independent registered public accounting firm, to complete the audit (the “Audit”) of the Company’s consolidated financial statements for the fiscal year ended February 28, 2021. The Company is working diligently to assist Nexia TS to complete the Audit as soon as practicable. The Company intends to submit to Nasdaq a plan to regain compliance on or before August 2, 2021 as required by the Notice.

According to Srinivas Koneru, Chairman and CEO of the Company, “Our team is working very hard to craft a compliance plan that is acceptable to Nasdaq while we simultaneously are supporting the activities of our independent auditor, Nexia TS, in the conduct of our financial audits. We hope to resume timely reporting as soon as possible.”

About Triterras

Triterras is a leading fintech company focused on trade and trade finance. It launched and operates Kratos™—one of the world’s largest commodity trading and trade finance platforms that connects and enables commodity traders to trade and source capital from lenders directly online. For more information, please visit triterras.com or email us at contact@triterras.com.

Forward Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Triterras’ actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believe,” “hope,” “predict,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include Triterras’ expectations with respect to future performance. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside Triterras’ control and are difficult to predict. Factors that may cause such differences include but are not limited to risks and uncertainties related to the risks set forth under “Risk Factors” in Triterras’ Form 20-F (SEC File No.: 001-39693) filed with the SEC on November 16, 2020 and in Triterras’ other filings with the SEC, and risks relating to completion of the Audit and acceptance by Nasdaq of Triterras’ plan to regain compliance, such as the ability of Nexia TS to complete the Audit, any potential adjustments to the Company’s financial statements that may be necessary in connection with completion of the Audit and the timing of such completion. Triterras cautions that the foregoing list of factors is not exclusive. There can be no assurance that Nasdaq will accept Triterras’ plan to regain compliance or that Triterras will be able to regain compliance within any extension period granted by Nasdaq. Triterras cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Triterras does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

Investor Relations Contacts:

Jim Groh, Triterras Inc.
Mobile: +1 (678) 237-7101

Email: IR@triterras.com

Gateway Investor Relations

Cody Slach and Matt Glover

Office: +1 (949) 574-3860

Email: TRIT@gatewayir.com

Media Contacts:

Gregory Papajohn

Office of Corporate Communications

Triterras, Inc.

Mobile: +1 (917) 287-3626

Email: press@triterras.com